DE TOMASO

LEGAL DISCLAIMER

BASIS OF PRESENTATION

This presentation relates to a proposed business combination between ESGL Holdings Limited ("ESGL") and De Tomaso Automobili Holdings Limited ("De Tomaso" or the "Company"). The information contained herein is the property of De Tomaso and is protected by copyright. All rights are reserved. With receipt of this information, you are deemed to acknowledge and agree to the disclaimers set out herein.
This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination and for no other purpose. No representations or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no circumstances will ESGL or De Tomaso, or any of their respective subsidiaries, any of their respective stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its errors or omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Neither ESGL nor De Tomaso has independently verified the information contained in this presentation and cannot assure you of the accuracy, fairness, appropriateness, reliability or completeness of such information. The contents, information and technical specifications contained in this presentation are provided as of the date of this presentation and are subject to change without prior notice. In providing this presentation, neither ESGL nor De Tomaso undertakes any obligation to update this presentation, correct any inaccuracies herein or provide you with access to any additional information. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of De Tomaso or the proposed business combination. You should make your own evaluation and analysis of De Tomaso and of the relevance and adequacy of the information and should make such other investigations or obtain such professional advice as you deem necessary.
This presentation and any other information made available to you by or on behalf of ESGL and the Company does not constitute an offer or invitation for the sale or purchase of securities or any of the businesses or assets of ESGL or the Company and their respective subsidiaries in any jurisdiction, nor shall it constitute any form of commitment or recommendation on the part of ESGL, the Company or any of their respective subsidiaries or their respective stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents. Nothing in such information shall form the basis of, or be relied upon in connection with, any contract or commitment whatsoever.

FORWARD-LOOKING STATEMENTS

This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of performance metrics, expectations and timing related to commercial product launches, and the potential success of De Tomaso's go-to-market strategy. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of De Tomaso's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of De
Tomaso. These forward-looking statements are subject to a number of risks and uncertainties, including without limitation changes in domestic and foreign business, market, financial, political and legal conditions; risks related to future market adoption of De Tomaso's offerings and go-to-market strategy; risks related to De Tomaso's commercial partnerships and joint ventures, including the inability of De Tomaso and commercial counter-parties to enter into definitive agreements governing their partnerships or joint ventures on a timely basis or at all and the related impacts on timing of production schedules and other key commercialization milestones; and the effects of competition on De Tomaso's future business. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that De Tomaso presently knows and currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect De Tomaso's expectations, plans or forecasts of future events and views as of the date of this presentation. De Tomaso anticipates that subsequent events and developments will cause De Tomaso's assessments to change. However, while De
Tomaso may elect to update these forward-looking statements at some point in the future, De Tomaso specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing De Tomaso's assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

DESCRIPTION OF KEY PARTNERSHIPS & TEAM

This presentation contains descriptions of certain key business partnerships of De Tomaso, including with suppliers. These descriptions are based on the De Tomaso management team's discussions with such counter-parties and the latest available information and estimates as of the date of this presentation. In each case, such descriptions are subject to further negotiation and execution of definitive agreements with such counter-parties which have not been completed as of the date of this presentation and, as a result, such descriptions of key business partnerships of De Tomaso, remain subject to change. The positions listed within this team structure are for illustrative purposes only and may not represent future team structure. This does not constitute an offer of employment or confirmation of employment status for any individual where applicable.

DE TOMASO



Public Investor Deck - March 2025

www.detomaso-automobili.com

CREATORS OF MODERN-DAY TIME MACHINES

De Tomaso, an iconic international automotive brand founded in 1959 by Argentine racing driver Alejandro De Tomaso, stands at the forefront of redefining the ultra-luxury automotive industry. As a purpose-driven, asset-light company, we are dedicated to timeless design and fostering an unparalleled analogue connection between car and driver. Our strategic focus encompasses brand development, exceptional customer experiences, unique product positioning, and strategic partnerships, alongside the restoration of our iconic legacy.

Norman Choi

Chief Exectuive Officer



INVESTMENT HIGHLIGHTS

01

Ultra-Luxury Branding With UHNW Clientele

• Under new ownership since early 2015, De Tomaso ("DT") has re-branded as an ultra-luxury automotive brand. Success of the brand revival validated by the increase in ultra high net worth customers.

• The first model P72 was officially launched in 2019 and all 72 limited production volume of the vehicle have been fully allocated/pre-sold, at an average price of €1.7M per vehicle.

• With significant demand, vehicles are allocated only after an extensive interview & vetting process. Custodians allocated a vehicle have paid a non-refundable deposit of approxiately 35% upon signing of the sales & purchase agreement.

02

Proven Track Record Of Management Team

• De Tomaso's owner Norman Choi and his team have substantial experience in turning around luxury supercar brands. In 2014, Norman successfully acquired a bankrupt European supercar brand and executed a brand re-launch with the introduction of a new hypercar, the Apollo Intensa Emozione, which was fully sold (average selling price US$3.5m+ per car). That business was eventually sold to a listed company.

• We believe that De Tomaso's highly qualified team has the necessary experience and expertise to ensure delivery of the first vehicles currently estimated to commence in the second half of 2025.

03

Asset Light Structure

• Technical, engineering, and manufacturing outsourced to top global service providers, ensuring world-class quality without high fixed overhead and burden.

• De Tomaso expects that maintaining an asset-light structure will allow us to focus on our expected core strengths of design, product conceptualization and development, branding and marketing, whilst remaining agile and flexible in terms of operations, utilization of capital and resources.

• Production outsourced to HWA AG, a German contract manufacturer, on a turnkey basis in return for a fixed fee per vehicle produced.

04

P72 Oversubscribed - Strong Growth In The Demand For Hypercars

• Deposits collected upfront from customers in stages prior to the delivery of the vehicle (e.g. 75% of the sales price to be collected six months prior to vehicle production).

• The P72 was substantially oversubscribed, with a growing registration of interest (ROI) list of 1,500+ potential custodians.

• As of September 2024, De Tomaso has received €40M in non-refundable deposits.

• We anticipate the hypercar market will continue to see a resurgence in popularity driven by the growing demand for classic analogue performance vehicles.

BRAND HISTORY

Driven By Racing Pedigree

De Tomaso was instrumental in designing and producing prototypes and race cars for various prestigious classes, including Sports Car, Formula Junior, Formula 3, Formula 2 and Formula 1. Between 1961 and 1963, De Tomaso made a series of notable racing appearances using their own chassis and engine solutions. These ventures led Alejandro De Tomaso to establish a foundation of affluent gentleman drivers to support the growth of the racing business.

De Tomaso also achieved significant milestones in sports car racing, such as creating the Pantera Group 3 & 4 Race variants. This enabled De Tomaso to operate a Factory Works team for the World Sports Car Championship and the 24 Hours of Le Mans.

From 1971 to 1992, De Tomaso produced over 7,000 road-going sports cars, underscoring the brand's significant impact on evolutionary design and performance.

1960

De Tomaso - Alfa Romeo F1
Formula One

1963

De Tomaso - P70 & Sport 5000
Developed With Carroll Shelby

1970

De Tomaso - 505/38 F1
Developed For Frank Williams

1972-84'

De Tomaso - Pantera GR.4
Developed For Le Mans 24 Hours

BRAND EVOLUTION

Acquisition

Norman Choi Purchases De Tomaso From The Italian Government

• De Tomaso was acquired by Norman Choi in early 2015 after entering liquidation with the Italian government.

• All IP and remaining assets were transfered to the new team in preparation for the revival of the brand.

• Off the back of the successful revival of the Gumpert brand (now known as Apollo Automobil) Norman Choi and his team entered into an extensive research phase with the intention of repositioning the brand to capitalize on what we believe to be the growing demand for ultra-luxury hypercar platforms.

Capitalization

Shareholders & Major Transaction Capital Injections

• The company was funded by its major shareholder and organic cash flow since inception until mid-2023.

• The first round of external capital was secured between late 2023 and early 2024 to accelerate production of the P72 and P900 projects.

Project Progress

Sales Threshold Achieved

• Design, technical engineering and parts procurement completed for the first six P72 production prototypes.

• All 72 units of the P72 project allocated and deposits received. First batch of customers have specified their options for the vehicle and paid up to 75% of the total vehicle value.

• Design, technical engineering and parts procurement completed for the first P900 customer vehicle.

Future Outlook

Brand Development

• De Tomaso plans to deliver the first customer P72 & P900 vehicles over the next 12 months.

• Following successful product deliveries and public introduction of future models, De Tomaso will look to establish its own production facilities with the goal of bringing assembly in-house.

• We believe that growing demand for De Tomaso vehicles will position the brand for strong future growth, with plans to introduce new internal combustion engine (ICE) powertrains (V12) to capture market share in the hypercar segment.

• Design and engineering for the P72 future variant is complete, utilizing our modular chassis system. The vehicle is set to be announced in 2025.

CORE TEAM



Norman Choi
Chief Executive Officer

- Former Owner, Chairman & CEO of Apollo Automobil, developing the Apollo IE hypercar.
- 15 years of experience building hypercar brands and nurturing a world class cohort of ultra-high-net-worth (UHNW) clientele.
- Former equity derivatives trader at Merrill Lynch.



Diana Majcher
Chief Operating Officer

- Former group COO of Apollo Future Mobility Group (AFMG)
- Former COO of Apollo Automobil.
- Seasoned business executive with extensive corporate finance, M&A and private equity experience.



Stefan Burger
Chief Production Officer

- Responsible for engineering and series production of the Apollo IE hypercar programme.
- 20+ years of experience delivering high-performance production vehicles.
- Managing all suppliers, technical partners and leading an internal team of 15 engineers.



Jowyn Wong
Chief Designer

- World renowned designer of the Apollo Arrow, IE, EVO and all De Tomaso series vehicles.
- 12+ years of experience generating hypercar designs and leading an internal design team for series production of De Tomaso vehicles.



Jakub Jodlowski
Design Director

- Former Lead Designer of Apollo Automobil.
- 12+ years of experience leading the technical design elements (CAD) of Apollo & De Tomaso projects, interfacing between the design studio and technical engineers to bring our visionary designs from concept stage through to reality.



Jake Hamilton
Sales & Marketing

- Responsible for driving De Tomaso product & marketing strategy.
- Digital marketing specialist with 6+ years of experience growing the online presence of automotive brands.
- Expert in automotive content strategy, ensuring maximum visibility of De Tomaso vehicles.

DE TOMASO PRODUCT PORTFOLIO

A Thoughtful Homage To 65 Years Of History

In 2019, De Tomaso formulated a ten-year product plan, aligning with anticipated market trends driven by consumer demand for analogue driving experiences. This plan aimed to captivate a dedicated audience of UHNW automotive collectors by focusing on three core principles: a connection to the brand's racing heritage, a purely analogue driving experience, and timeless design.

With meticulous attention to detail, the original 1965 De Tomaso P70 was selected as the conceptual basis for all future 'P' model vehicles. We believe that this distinctive CAN AM prototype, developed in collaboration with Carroll Shelby, offers a rich narrative and serves as the ideal inspiration for our modern product line, embodying the bold and elegant design language of the 1960s.

De Tomaso is steadfast in taking a "purpose-driven" and "analogue-focused" approach, aligning our product strategy with seriously engaging driving machines that echo the sentiment of eras past.



De Tomaso P70 1965





MODULAR ARCHITECTURE

Designed For Future Model Adaptability

Our bespoke platform utilizes advancements in carbon technology and is engineered with a modular architecture, enabling its reuse for future model lines.

The upper section (greenhouse) and crash structures are designed independently, allowing us to easily accommodate different exterior designs and proportions. We anticipate that this modular engineering flexibility will extend the usability of the 'P' platform, significantly reducing production lead times and costs, additionally shortening future development cycles.

Key systems and components are sourced locally from Germany and Central Europe, including electronics. We anticipate that the the low-volume, high-performance positioning of De Tomaso will allow us to engage specialist artisanal suppliers better suited to our vehicles, thereby mitigating potential supply chain issues.

P72

Initial Delivery — Expected 2025

To commemorate the 60th Anniversary of De Tomaso, we proudly debuted the first new project of our revival, the P72. A tribute to the original P70, we believe that the P72 evokes the spirit of Alejandro de Tomaso, the brand and the romantic eras that this car represents.

A true modern-day time machine, we anticipate that the P72 will create a new segment in today's market. A segment for those who have been yearning for a modern-day classic that is not only dressed with a timeless shape and an unspeakable elegance, but one that provides an engaging analogue experience, making you feel as if you are back in 1960's.

The P72 is limited to just 72 units worldwide.



€ 1,700,000 Options Included*

* average price based on confirmed sales and customers who already ordered their options

P900

Initial Delivery – Expected 2025

Between 1959 and 1984 De Tomaso competed in endurance and formula racing, supporting gentleman drivers from across the globe. The De Tomaso P900 was conceived as an ode to Alejandro de Tomaso's unrelenting passion for motorsport and a modern-day continuation of our racing pedigree.

Our V12 powertrain has been formulated to provide the charm and romance of eras past, high revving and symphonic by nature.

The P900 is aimed at gentleman drivers looking to take their driving experience to the next level. Included in P900 ownership, custodians will have access to driver training programs and a yearly calendar of factory supported track events.

The P900 is limited to just 18 units worldwide.

€ 3,000,000 Options Included



P72 SALES OVERVIEW

72
Units

P72 Oversubscribed

The P72 was substantially oversubscribed with 72 individuals granted an allocation after an extensive vetting process.

UHNW
Clientele

Strong UHNW Clientele

Deep client base of the world's most astute collectors, UHNWI's who we believe are largely unaffected by economic cycles. We anticipate that targeting this affluent demographic will provide good visibility for future demand.

1,500+
Registrations

Extensive Future Interest

De Tomaso retains a strong registration of interest (ROI) list of over 1,500+ applicants for our future product offerings.

€40M
Deposits

Non-Refundable Deposits

As of September 2024, De Tomaso has received over €40M in non-refundable deposits from its customers.

€1-3M
Vehicle Pricing

Progressive Pricing Structure

The P72 achieved an average price of €1,700,000 (including options) based on confirmed sales and customers who already ordered their options.

01

Registration Of Interest

De Tomaso accepted registrations of interest applications which required potential buyers to demonstrate meaningful interest via a vetting process in order to be considered for a formal P72 allocation.

02

Allocation Process — Curated Clientele

In addition to a deposit, we required each potential buyer to provide a brief on their background professionally, personally and their past and current experience in collecting vehicles.

03

Signing Official Purchase Agreement

Upon completion of our vetting process, individual customers signed a globally standardized purchase agreement which required a non-refundable deposit averaging approximately 35% of the sales price.

04

First Rights To Repurchase The Vehicle

To protect the secondary market, we contractually reserve the right to repurchase our client's vehicles for up to two years after delivery.

05

First Right To Future De Tomaso Models

We expect to develop a loyal customer base which we anticipate will subscribe for all of our projects. As a matter of principle, we provide our clients first rights to future offerings which are projected to be sold-out before public debut.

STRATEGIC PARTNERS & DEALER NETWORK

HWA

Production & Engineering

- Partnership with HWA at the well established facility in Affalterbach, Germany.
- HWA shares partial bill of materials (BOM) procurement responsibility.
- De Tomaso compensates HWA a fixed amount per vehicle produced.
- HWA responsible for stockpiling components & materials for current and future production.

Responsible for the engineering procurement and assembly of the De Tomaso P72

Applus+ IDIADA

Homologation & Testing

- Partnership with IDIADA for vehicle engineering & compliance.
- World-renowned, mobility development specialist featuring state-of-the-art testing facilities for all vehicles (including ICE & EV).
- IDIADA are global market homologation experts & are responsible for De Tomaso's vehicle homologation.
- IDIADA is a trusted partner for MAJOR OEM's across Europe.

Responsible for the homologation and testing of De Tomaso structural components

ROUSH

Homologation & Testing

- ROUSH has claimed two NASCAR Cup Championships & four NASCAR Nationwide Championships.
- ROUSH is responsible for vehicle-powertrain calibration & emissions certification.
- ROUSH is a trusted partner for North American OEM's.

Responsible for the homologation and testing of De Tomaso powertrains

DE TOMASO Dealers

North America

Miller Motorcars
Connecticut

Continental Europe

Louwman Exclusive
Netherlands

Asia

SPS Performance
Hong Kong

Responsible for the management of clientele and servicing of vehicles within respective regions

COMPANY MILESTONES & GOALS

01 **Product Development**

Expansion of De Tomaso model lines and product offerings, development of new technologies such as hybrid powertrains.

02 **Manufacturing**

Allocation of capital to enhance and fund the manufacturing of current and future models.

03 **Sales & Marketing Campaigns**

Allocation of additional monetary & human resources to support our strategic marketing approach and create further visibility for the brand.

04 **Strategic Acquisitions & Investments**

Strategic investment opportunities have been identified that we believe can expedite growth and ease of manufacturing, adding value to De Tomaso's portfolio.

P72

Milestone	Timing	Status
Concept Launch	2019	Completed
Vehicle Engineering	2018 - 2022	Completed
Testing & Homologation	2022 - 2025	In Progress
Production Prototypes	Q1 2025	In Progress
Final Validation	Q2 2025	
Initial Delivery	H2 2025	
Variant Launch	Q4 2025	

P900

Milestone	Timing	Status
Design Concept	2021	Completed
Vehicle Engineering	2021-2023	Completed
Experiential Prototype	2025	In Progress
Vehicle Testing	Q4 2025	
Final Validation	H2 2025	
Initial Delivery	Q4 2025	







10
Units

$3.5M
Average Vehicle Sale Price

$5M
Secondary Market Vehicle Price

$150M
Company Valuation At The Time Of Sale

PREVIOUS PROJECT

Norman Choi & Team - The Success of Apollo Automobil

In 2014, the Gumpert brand was acquired through a liquidation process, marking the beginning of a successful revival as Norman Choi and his team set to revamp the brand as Apollo Automobil.

By 2016, the brand was relaunched, followed by the introduction of the Apollo IE concept in 2017. Repositioning the brand as a manufacturer of performance hypercars, Norman diligently selected HWA as a production partner, adding further weight to the IE's name, leveraging HWA's rich history in motorsport. The first customer Apollo IE was delivered in 2019.

In March 2020, an 86% stake in Apollo was sold to We Solutions Limited, with the company valued at approximately US$150 million, achieving a remarkable exit multiple of around 10x. After the sale of Apollo, Norman focused his full attention on the development of his next project, De Tomaso. The core team of Apollo subsequently moved to De Tomaso, joining Norman in his endeavor to create the premier ultra-luxury hypercar company.

GLOBAL PRESENCE



Sales & Marketing – UK
Roush Powertrain Partner – US
Dealer – Netherlands
HWA Vehicle Assembly & Engineering – Germany
Dealer – US
Head Office & Dealership – Hong Kong
IDIADA Engineering Partner – Spain

DE TOMASO

Contact

Investor Relations

investors@detomaso-automobili.com